Exhibit 3.4

FOURTH AMENDMENT

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

LANDMARK APARTMENT TRUST OF AMERICA HOLDINGS, LP

This Fourth Amendment (this “Amendment”) to the Agreement of Limited Partnership of Landmark Apartment Trust of America Holdings, LP is made as of June 28, 2013, by Landmark Apartment Trust of America, Inc., a Maryland corporation, as general partner (the “General Partner”) of Landmark Apartment Trust of America Holdings, LP, a Virginia limited partnership (the “Partnership”), pursuant to authority granted to the General Partner in Section 11.01 of the Agreement of Limited Partnership of Landmark Apartment Trust of America Holdings, LP (f/k/a Apartment Trust of America Holdings, LP, Grubb & Ellis Apartment REIT Holdings, LP and NNN Apartment REIT Holdings, L.P.), dated as of December 27, 2005, as amended by the First Amendment thereto, dated as of June 3, 2010, as further amended by the Second Amendment thereto, dated as of June 28, 2011, as further amended by the Third Amendment thereto, dated as of August 3, 2012 (as so amended, the “Partnership Agreement”). Capitalized terms used and not defined shall have the meanings set forth in the Partnership Agreement.

WHEREAS, on June 28, 2013, the Board of Directors (the “Board”) of the General Partner adopted resolutions classifying and designating 22,500,000 shares of its previously unclassified preferred stock as shares of 8.75% Series D Cumulative Non-Convertible Preferred Stock, par value $0.01, of the General Partner (the “Series D Preferred Stock”).

WHEREAS, on June 28, 2013, the General Partner filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland (the “SDAT”) setting forth the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for 22,500,000 shares of Series D Preferred Stock (as the same may be amended and in effect from time to time, the “Series D Articles Supplementary”).

WHEREAS, pursuant to Section 4.02(a) of the Partnership Agreement, the General Partner, in its sole and absolute discretion, is authorized to cause the Partnership to issue such additional Partnership Interests in the form of Partnership Units for any Partnership purposes at any time or from time to time, including upon the contribution of the proceeds from the issuance and sale of shares of the Series D Preferred Stock.

WHEREAS, in connection with the contemplated issuance by the General Partner of shares of Series D Preferred Stock, the General Partner desires to effect certain additional amendments to the Partnership Agreement, including amendments to: (i) establish a new class of Partnership Units, designated the 8.75% Series D Cumulative Non-Convertible Preferred Partnership Units (the “Series D Preferred Partnership Units”); and (ii) to provide for the automatic issuance of the Series D Preferred Partnership Units to the General Partner upon the occurrence of specified events.

WHEREAS, the Partnership Agreement, as amended by this Amendment, shall be binding upon all Persons now or at any time hereafter who are Partners.

NOW, THEREFORE, BE IT RESOLVED, that the General Partner hereby amends the Partnership Agreement as follows:

1. Amendments to Article I of the Partnership Agreement.

                (a) Article I of the Partnership Agreement is hereby amended to add each defined term used in Exhibit H hereto.

                (b) Article I of the Partnership Agreement is hereby amended to replace the definition of “Limited Partner” with the following definition:

“Limited Partner” means any Person (other than the Special Limited Partner) named as a Limited Partner on Exhibit A attached hereto, as Exhibit A may be amended or restated from time to time, including, without limitation, LTIP Unitholders, and any Person who becomes a Substitute or Additional Limited Partner, in such Person’s capacity as a Limited Partner in the Partnership.

                (c) Article I of the Partnership Agreement is hereby amended to add the following defined term:

“Series D Designation” means the designation of 22,500,000 Preferred Partnership Units as Series D Preferred Partnership Units. The General Partner hereby designates the Series D Preferred Partnership Units as Preferred Partnership Units pursuant to Section 4.02(a) of the Partnership Agreement.

                (d) Article I of the Partnership Agreement is hereby amended to add the following defined term:

“Series D Exchange” means the mandatory redemption by the General Partner of Exchange Shares (as such term is defined in the Series D Articles Supplementary) and the concurrent distribution of Series D Preferred Partnership Units to such holders of the Exchange Shares, upon certain triggering events described in, and pursuant to the terms of, Section 6(i) of the Series D Articles Supplementary.

                (e) Article I of the Partnership Agreement is hereby amended to add the following defined term:

“Series D Preferred Return” means, as of the end of a taxable year or other period, the excess of (i) the sum of (A) the Redemption Price (as defined in the Series D Articles Supplementary) of such Series D Preferred Partnership Unit if such Series D Preferred Partnership Unit were redeemed at the end of such taxable year or other period, plus the cumulative cash distributions theretofore paid with respect to such Series D Preferred Partnership Unit through the end of such taxable year or other period, in each case pursuant to the Series D Articles Supplementary, over (ii) the Liquidation Price (as defined in the Series D Articles

Supplementary) of such Series D Preferred Partnership Unit. For purposes of this defined term, Redemption Price with respect to a Series D Preferred Partnership Unit shall be determined without regard to the Per Unit Unfunded True-Up Amount and the Make Whole Payment (each, as defined in the Series D Articles Supplementary), unless and until such unit is actually redeemed and the Per Share Unfunded True-Up Amount or the Make-Whole Payment, as applicable, actually applies to such redemption.

                (f) Article I of the Partnership Agreement is hereby amended to add the following defined term:

“Series D Preferred Limited Partner” means any Person named as a Series D Preferred Limited Partner on Exhibit A attached hereto, as Exhibit A may be amended from time to time to reflect the admission of such Person as a Series D Preferred Limited Partner in connection with the exercise of the Series D Exchange Right.

2. Designation of Series D Preferred Partnership Units. The Partnership Agreement is hereby amended by attaching thereto as Exhibit H the Exhibit H attached hereto, to reflect the Series D Designation. The number of Preferred Partnership Units designated as Series D Preferred Partnership Units shall be increased (and Exhibit H to the Partnership Agreement shall be correspondingly amended) automatically, without the need for further action by the General Partner, to the extent necessary to give effect to the automatic issuance of Series D Preferred Partnership Units pursuant to Section 3 hereof.

3. Automatic Issuance of Series D Preferred Partnership Units.

                (a) Upon the issuance and sale by the General Partner from time to time of shares of Series D Preferred Stock and the contribution of the net proceeds therefrom to the Partnership, an equivalent number of Series D Preferred Partnership Units shall be issued to the General Partner automatically, without the need for further action by the General Partner.

                (b) Upon the issuance of Series D Preferred Partnership Units to the General Partner, Exhibit A to the Partnership Agreement shall be, and is hereby, amended and restated in its entirety as set forth on Exhibit A attached hereto to reflect such issuances.

4. Series D Exchange; Admission of Series D Preferred Limited Partner(s); Redemption; Certain Additional Rights.

                (a) Not later than fifteen (15) days after an Exchange Trigger Date, the General Partner shall redeem all of the Exchange Shares, as such term is defined in the Series D Articles Supplementary, and distribute to each holder thereof one Series D Preferred Partnership Unit for each share of Series D Preferred Stock so redeemed in accordance with Section 6(i) of the Series D Articles Supplementary.

                (b) Immediately upon the distribution of the Series D Preferred Partnership Units, each such holder of such Series D Preferred Partnership Units shall be admitted to the Partnership as a Series D Preferred Limited Partner without the need for further action by the General Partner, and the General Partner shall further amend the Partnership Agreement by amending Exhibit A to reflect such issuance.

                (c) Any Series D Preferred Partnership Units held by a Series D Preferred Limited Partner shall (i) have a Liquidation Preference (as defined in the Series D Designation), (ii) accrue preferred cumulative distributions and (iii) have a Redemption Price (as defined in the Series D Designation), each calculated as if such Series D Preferred Partnership Unit was an outstanding share of Series D Preferred Stock and had not been previously redeemed.

                (d) If any amounts are distributed by the Partnership to the General Partner for distribution to Persons other than the holders of Series D Preferred Stock pursuant to Section 8(j) or 8(k) of the Series D Articles Supplementary, such amounts shall be treated as having been distributed with respect to the General Partner’s Common Units and not with respect to the Series D Preferred Partnership Units.

5. Amendments to Article V of the Partnership Agreement (Allocations; Distributions). Section 5.01(l) of the Partnership Agreement is hereby amended and restated in its entirety as follows:

(l) Priority Allocations With Respect to Preferred Partnership Units. After giving effect to the allocations set forth in Sections 5.01(f), (g), (h) and (i) hereof, but before giving effect to the allocations set forth in Sections 5.01(a) and (b) hereof, (i) Profits for any taxable year or other period shall be allocated to the General Partner until the aggregate amount of Profits allocated to the General Partner under this Section 5.01(l)(i) for the current and all prior years in respect of the Series A Preferred Partnership Units and the Series B Preferred Partnership Units equals the aggregate amount of the Series A Preferred Return and Series B Preferred Return paid to the General Partner for the current and all prior years, and (ii) Profits for any taxable year or other period shall be allocated to each holder of Series D Preferred Partnership Units (including the General Partner) until the aggregate amount of Profits allocated to such holder under this Section 5.01(1)(ii) for the current and all prior years in respect of such Series D Preferred Partnership Units equals the Series D Preferred Return as of the end of such taxable year or other period.

6. Amendments to Article IX of the Partnership Agreement (Transfers of Limited Partnership Interests). Article IX of the Partnership Agreement is hereby amended mutatis mutandis such that a holder of Series D Preferred Partnership Units is not required to obtain the consent of the General Partner prior to transferring such Series D Preferred Partnership Units so long as the proposed Transfer complies with Sections 9.02(d), (e)(i), (e)(iii) and (f). The transfer restrictions contained in Article IX of the Partnership Agreement, applicable to holders of Series D Preferred Partnership Units, shall not apply with respect to the transactions contemplated by Section 4 of this Amendment.

7. Amendments to Article XI of the Partnership Agreement (Amendment of this Agreement; Merger). Section 11.01 of the Partnership Agreement is hereby amended by adding to the end thereof a new paragraph as follows:

“Any amendment that would impact the rights, obligations or preferences of a Series D Special Limited Partner shall require the consent of both the iStar Representative and the BREDS Representative, as such terms are defined in the Designation of the Series D Preferred Partnership Units.”

8. Effect. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect.

9. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions concerned herein shall not be affected thereby.

10. Entire Agreement; Governing Law. The Partnership Agreement, as amended by this Amendment, contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any other prior written or oral understandings or agreement among them with respect thereto. This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

[Signature on the Following Page.]

IN WITNESS WHEREOF, the undersigned has executed this Fourth Amendment to the Agreement of Limited Partnership, as amended, as of the date first set forth above.

GENERAL PARTNER: LANDMARK APARTMENT TRUST OF AMERICA, INC., a Maryland corporation

By:	/s/ Stanley J. Olander, Jr.
Name:	Stanley J. Olander, Jr.
Title:	Chief Executive Officer